SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number: 001-14431

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Golden State Water Company Investment Incentive Program

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company

Investment Incentive Program

Financial Statements and

Supplemental Schedule

As of December 31, 2008 and 2007 and

for the Year Ended December 31, 2008

Golden State Water Company
Investment Incentive Program

Note:

All schedules other than those listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Investment Incentive Plan Administrative Committee of the
Golden State Water Company Investment Incentive Program
San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2008 and 2007, and the changes in net assets available for Plan benefits for the year ended December 31, 2008 in conformity with accounting standards generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2008 and assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Costa Mesa, California
July 14, 2009

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2008	2007
Assets

Investments, at fair value	$48,802,395	$60,424,018

Contributions receivable:
Employee	95,985	—
Employer	134,522	48,966
Total contributions receivable	230,507	48,966

Net assets available for plan benefits, at fair value	49,032,902	60,472,984

Adjustment from fair value to contract value for interest in common and collective trust investment funds relating to fully benefit-responsive investment contracts	711,629	15,302

Net assets available for plan benefits	$49,744,531	$60,488,286

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31,	2008

Additions:
Contributions:
Employee	$3,199,465
Employee rollovers	93,918
Employer	1,578,054

Total contributions	4,871,437

Investment income (loss):
Net depreciation in fair value of investments	(12,830,329)
Interest and dividends	1,718,773

Total net investment loss	(11,111,556)

Total net reductions	(6,240,119)

Deductions:
Benefits paid to participants	4,527,395
Decrease in reserve for defaulted participant loans	(40,641)
Administrative and other expenses	16,882

Total deductions	4,503,636

Net decrease	(10,743,755)

Net assets available for plan benefits
Beginning of year	60,488,286

End of year	$49,744,531

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.                                      Plan Description

The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Golden State Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,301,999 and $2,803,352 as of December 31, 2008 and 2007, respectively. Such net assets as of December 31, 2008 and 2007 are participant directed investments.

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

Plan Administration

The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors. Through June 30, 2008, Wells Fargo Bank provided the record keeping services and served as the Plan’s appointed trustee. Effective July 1, 2008, the Plan’s trustee was replaced with New York Life Trust Company (“Trustee”).

Plan Amendments

During 2008, the Plan was amended and changed, among other things: (i) to add a Roth feature, (ii) to provide for automatic enrollment, and (iii) to increase the maximum deferral to 50% of compensation (subject to federal maximums). Furthermore, the Company intends to make an additional amendment to be effective July 1, 2008 and to include changes as voted and passed by the Plan Administrator during a meeting on April 28, 2008. The additional amendment includes changes in the provisions related to participant loans and distributions.

Effective April 1, 2007 and October 30, 2007, the Plan was amended to include eligible exempt employees of one of ASWC’s wholly-owned subsidiaries.

Effective January 1, 2007, the Plan was also amended and changed, among other things, in regards to the allocation of the Company’s matching contribution to participant accounts. The matching contribution for each participant shall now be made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.                                      Plan Description (Continued)

Eligibility

Any employee who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.

Contributions

Subject to statutory limits, eligible employees can contribute an amount between 1% and 20% of compensation (up to 50% effective July 1, 2008), as defined in the Plan document and amendments. In 2008, the maximum allowable pre-tax deferral remained at $15,500, with additional “catch-up” deferrals of up to $5,000. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.

Prior to January 1, 2007, employer matching contributions were invested in the ASWC Common Stock Fund. Once employer matching contributions had been allocated to a participant’s account, the participant could then redirect the investment of such matching contributions into any of the investment funds, subject to compliance with applicable laws and any Company insider trading policies. The ASWC Common Stock Fund has been deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the Code and ERISA Section 407(d)(6) that is intended to invest primarily in Company Stock. All cash dividends on Company Stock allocated to participants’ accounts invested in the Company Stock Fund were reinvested in Company Stock, except for dividends allocated to any participant who elected that such dividends shall be distributed to the participant in cash. Such election had been made in a manner prescribed by the Committee.

As previously mentioned, effective January 1, 2007, the matching contribution for each participant is now made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. The Plan no longer has non-participant directed investments.

Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

Distribution of Benefits

Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the end of the preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59 1/2 to meet a financial hardship, as defined in the Plan document.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.                                      Plan Description (Continued)

A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of his PAYSOP account attributable to shares of Company Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (i.e. loan processing fee) directly relating to a participant’s account are specifically deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the Prime Rate plus one percent. The interest rates as of December 31, 2008 range from 4.25% to 9.50%. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due.

Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. As of December 31, 2008, there is a total of $38,657 in participant loans deemed to be uncollectible.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.                                      Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan’s investment in the ASWC Common Stock Fund amounted to $22,252,918 and $26,140,648 as of December 31, 2008 and 2007, respectively. Such investments represented approximately 45% and 43% of the Plan’s total assets as of December 31, 2008 and 2007, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2008 Form 10-K and the March 31, 2009 Form 10-Q of ASWC filed with the Securities and Exchange Commission.

The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Wells Fargo Stable Return Fund (N), a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as an additional line item showing the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The unit price of the ASWC Common Stock Fund and the common and collective trust investment funds is based on the current market value and fair values of underlying assets of the fund as determined by the Trustee. Participant loans are valued at cost, which approximates fair value. See Note 6.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.                                      Summary of Significant Accounting Policies (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2008, administrative expenses borne by the Plan and by the Company were insignificant.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of SFAS No. 157 for certain nonfinancial assets and liabilities until January 1, 2009. The adoption of SFAS No. 157 did not have any impact on the Plan’s net assets available for Plan benefits and changes in net assets available for Plan benefits. See Note 6.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between “carrying value” and “fair value” at the election date is recorded as a transition adjustment to beginning net assets available for plan benefits. Subsequent changes in fair value are recognized in the Statement of Changes in Net Assets Available for Plan Benefits. SFAS No. 159 also establishes additional disclosure requirements designed to facilitate comparison between companies that choose different measurement attributes for similar type assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The adoption of SFAS No. 159 did not have any impact on the Plan’s net assets available for plan benefits.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

3.                                      Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may direct the investment of employer matching contributions which were required to initially be invested in the Company’s stock fund, and transfer it out to other funds. Effective January 1, 2007, the matching contribution for each participant is now made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

4.                                      Investments

The following table presents investments that represent 5 percent or more of the Plan’s Net Assets and Participant Loans:

December 31,	2008		2007

Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Common Stock Fund, 652,863 and 461,886 units, respectively	$22,252,918		$26,140,648
Registered Investment Companies:
Victory Special Value (A) Fund, 307,564 and 321,006 units, respectively	3,152,528		5,871,199
PIMCO Total Return Fund, 387,363 and 258,433 units, respectively	3,927,863		3,838,127
American Funds Growth Fund of America (R4), 107,723 and 101,759 units, respectively	2,188,932		3,435,374
MainStay S&P 500 Index Fund (I), 157,708 units	3,261,402		—
Other (less than 5%)	6,965,879		8,772,403
	19,496,604		21,917,103

	41,749,522		48,057,751
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Golden State Stable Value Fund	4,592,558	*	—
Wells Fargo Stable Return Fund (N), 122,973 units	—		5,085,207	*
Wells Fargo Advantage Index Fund, 93,929 units	—		5,240,280
	4,592,558		10,325,487

Participant loans	2,460,315		2,040,780
Total Investments	$48,802,395		$60,424,018

* As stated in Note 2 above, the stable return funds, which are deemed to be fully benefit-responsive, are stated at fair value in the Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect contract value. The estimated fair value of this fund as of December 31, 2008 and 2007, was $4,592,558 and $5,085,207, respectively. The contract value of the fund as of December 31, 2008 and 2007, which is a component of net assets available for Plan benefits, totaled $5,304,187 and $5,100,509, respectively.  During 2008, this fund yielded approximately 1%.  During 2007, this fund yielded approximately 4.49%.

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

4.                                      Investments (Continued)

During 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by a net $12,830,329 as follows:

2008
Net Change in Fair Value:
Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Common Stock Fund	$(2,980,357)
Registered Investment Companies	(9,384,368)
(12,364,725)
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds	(465,604)
Net depreciation in fair value of investments	$(12,830,329)

5.                                      Investment Contracts

Effective July 1, 2008, the Plan has the Golden State Stable Value Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the New York Life Insurance Company Anchor Account I, a collective trust fund sponsored by New York Life. The fair value of the Fund is based on the underlying unit value reported in the New York Life Insurance Company Anchor Account I, which totaled $3,097,138,954 as of December 31, 2008.  Through June 30, 2008, the Plan also had the Wells Fargo Stable Return Fund (N) (the “Return Fund”) as an investment option. The Fund was a bank collective fund whose only investment was the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The fair value of the Fund was based on the underlying unit value reported by Wells Fargo Stable Return Fund G, which totaled $10,488,216,854 as of December 31, 2007.

6.                                      Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157.   SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

6.             Fair Value Measurements (Continued)

	Fair Value Measurement Using Input Levels
	Level 1	Level 2	Level 3	Total

American States Water Company Common Stock Fund	$22,252,918	$—	$—	$22,252,918

Registered Investment Companies	19,496,604	—	—	19,496,604

Common and Collective Trusts Investment Funds	—	4,592,558	—	4,592,558

Participant Loans	—	2,460,315	—	2,460,315

Total Investments Measured at Fair Value	$41,749,522	$7,052,873	$—	$48,802,395

The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund and money market funds, mutual funds, and equity securities included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in common and collective trusts for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common and collective trusts, these investment assets have been classified as Level 2. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates. There are no plan liabilities recorded at fair value at December 31, 2008.

7.                                      Non-Participant Directed Investments

As of December 31, 2008 and 2007, the Plan no longer has non-participant directed investments.

8.                                      Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. Fees paid to the current and former Trustees for the year ended December 31, 2008 were insignificant.

9.                                      Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by DOL Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. Late remittances amounted to $1,146 and the lost earnings amounted to $145, as calculated in accordance with the DOL’s Voluntary Fiduciary Corrective Program. The Company has remitted the lost earnings to the participant accounts in July 2009.

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

10.                               Tax Status

The Internal Revenue Service issued a favorable determination letter dated January 15, 2003 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through October 9, 2001. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008 and 2007 and for the year ended December 31, 2008.  The Plan was amended and restated, effective January 1, 2009, and the restated document has been submitted to the Internal Revenue Service, for determination.

11.                               Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

12.                               Reconciliation of Financial Statements to Form 5500

Investments

The following is a reconciliation of investments at fair value per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Investments in common and collective trust investment funds at fair value per the financial statements	$4,592,558	$10,325,487
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	711,629	15,302
Investments in common and collective trust investment funds at contract value per Form 5500	$5,304,187	$10,340,789

Benefits Paid

Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid are not reported as a liability on the Statements of Net Assets Available for Plan Benefits in the financial statements.  A footnote to reconcile the audited financial statements to the Form 5500 is necessary to comply with ERISA because benefits are recorded in the Form 5500 when a request for distribution has been received from a participant. The following is a reconciliation of benefit claims payable per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Benefit claims payable per the financial statements	$—	$—
Adjustment for undistributed benefit payments at year-end	—	56,130
Benefit claims payable per Form 5500	$—	$56,130

Golden State Water Company

Investment Incentive Program

Form 5500 — Schedule H — Line 4a —

Schedule of Delinquent Participant Contributions for the year ended December 31, 2008

EIN:  95-1243678

Plan Number: 005

(a)(b) Relationship to the Plan, employer or the party-in-interest	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Deferral or principal amount	(e) Origination Date	(f) Payment date	(g) Period in days

* Employer	Inadvertent untimely remittances of employee contributions	$740	10/25/2007	06/23/2009	607

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/05/2007	06/23/2009	900

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/19/2007	06/23/2009	886

*                                         Represents a party-in-interest as defined by ERISA.

Golden State Water Company

Investment Incentive Program

Form 5500 — Schedule H — Line 4i —

Schedule of Assets (Held at End of Year) as of December 31, 2008

EIN:  95-1243678

Plan Number: 005

(a)(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Cost	(e) Current Value
Investments at Fair Value as Determined by Quoted Market Prices:
Common Stock:
* American States Water Company	American States Water Company (“ASWC”) Common Stock Fund:
	MainStay Cash Reserves Fund I	**	$721,496
	American States Water Company Common Stock	**	21,531,422
			22,252,918
Registered Investment Companies:
Oakmark	Oakmark Equity & Income Fund (I)	**	875,965
Victory	Victory Special Value (A) Fund	**	3,152,528
PIMCO	PIMCO Total Return Fund (Admin)	**	3,927,863
Dodge & Cox	Dodge & Cox Stock Fund	**	1,722,655
American Funds	Growth Fund of America (R4)	**	2,188,932
Royce Premier	Financial Intermediary Fund	**	1,155,923
Thornburg International	Thornburg Intl Value Fund (R5)	**	1,179,602
MainStay	S&P Index Fund	**	3,261,402
T. Rowe Price	Retirement Income Fund	**	68,928
T. Rowe Price	Retirement 2005 Fund	**	19,739
T. Rowe Price	Retirement 2010 Fund	**	89,944
T. Rowe Price	Retirement 2015 Fund	**	415,659
T. Rowe Price	Retirement 2020 Fund	**	423,194
T. Rowe Price	Retirement 2025 Fund	**	471,217
T. Rowe Price	Retirement 2030 Fund	**	194,428
T. Rowe Price	Retirement 2035 Fund	**	212,707
T. Rowe Price	Retirement 2040 Fund	**	44,631
T. Rowe Price	Retirement 2045 Fund	**	78,715
T. Rowe Price	Retirement 2050 Fund	**	4,032
T. Rowe Price	Retirement 2055 Fund	**	8,540
			19,496,604

			41,749,522
Investments at Estimated Fair Value:
Common/Collective Trusts Investment Funds:
*Golden State Stable Value Fund	NYL Insurance Anchor Account I Stable Value Fund	**	4,592,558
			4,592,558
* Participant loans	Loan with maturities through 2012, interest rates ranging from 4.25% to 9.50%	**	2,460,315
Total investments			$48,802,395

*                 Represents a party-in-interest as defined by ERISA.

**          The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

	By:	/s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ MCCLELLAN HARRIS
McClellan Harris III
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Plan Administrative Committee

Dated: July 14, 2009